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                                                                   EXHIBIT 99.1


                      VISTA GOLD CORP. - AMAYAPAMPA UPDATE

DENVER, COLORADO, JUNE 8, 1998 - Michael B. Richings, the President and CEO of Vista Gold Corp., responded today to comments concerning the title to the Amayapampa mineral concession in Bolivia. The comments alleged that Vista's title was in question due to a dispute in Bolivia in which Mr. Estanislao Radic brought legal proceedings in the lower penal court in Bolivia against Raul Garufulich, the former owner of the Amayapampa concession.

Mr. Richings reported that in May 1998, a judge in the Bolivian penal court found that there was no justifiable case. Subsequently, on June 2, 1998, it was reported in the El Diario newspaper that a judge of the superior court of the District of Potosi dismissed the appeal of the case and indicated there could be no further appeals on the matter in the Bolivian penal courts. Vista was, and remains, satisfied that its title to the Amayapampa mine is secure.

In August 1997, Vista completed a feasibility study on a 3,000 tonnes per day mining development program at Amayapampa. Based on this study, Vista submitted an application for construction and operating environmental permits later in the year. On May 19, 1998, Vista received the appropriate environmental approval to proceed with the project. In November 1997, in response to the lower gold prices, the Company modified the feasibility study, reducing the mining rate to 1,500 tonnes per day. The Company recently submitted a request to modify the permit to reflect the smaller project. Approval for the modification is expected shortly.

The Amayapampa project has reserves of 8.9 million tonnes at a grade of 1.84 grams per tonne, containing 527,000 ounces of gold. Currently, the Company is completing a preliminary underground mining plan for the nearby (12 kilometers) Capa Circa mine to produce 100 tonnes per day at 8.0 grams per tonne. This higher grade ore will be processed at the Amayapampa mill, enhancing the project's overall economics. Preliminary estimates indicate the combined project would produce an average of 37,000 ounces of gold per year, at a cash cost of approximately US$150 per ounce. The initial capital cost would be approximately US$22 million. If these estimates are confirmed by the current studies, Vista will vigorously pursue financing of the project, which it estimates would generate an after tax IRR of 19 percent at a US$300 per ounce gold price.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, development projects in Bolivia and Venezuela, and exploration projects in North and South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information please contact Michael B. Richings, President and CEO of Vista Gold Corp. at (303) 629-2450.